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SEC FILE NUMBER 000-51217, 001-36693
CUSIP NUMBER 812350106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Amendment No. 1

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: February 2, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sears Holdings Corporation

Full Name of Registrant

N/A

Former Name if Applicable

3333 Beverly Road

Address of Principal Executive Office (Street and Number)

Hoffman Estates, Illinois 60179

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See “Part III – Narrative” below.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mohsin Y. Meghji	212	716-1492
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See “Part IV (3) Explanation” below.

Sears Holdings Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 22, 2019	By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Chief Restructuring Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Part III – Narrative

This “Part III – Narrative” supplements the Part III – Narrative of the Original Form 12b-25 as follows:

As previously reported, on October 15, 2019, the Bankruptcy Court entered an order, Docket No. 5370, confirming the Revised Modified Second Amended Joint Chapter 11 Plan (the “Revised Plan”), copies of which were filed as Exhibit 2.1 to the Company’s Current Report on 8-K dated October 21, 2019. Pursuant to the Revised Plan, on the date that all conditions precedent set forth in the Revised Plan are satisfied or waived (the “Effective Date”), (i) the Company’s common stock and warrants to purchase shares of common stock outstanding immediately before the Effective Date will be cancelled and of no further force or effect after such date and (ii) the Liquidating Trust Assets (as defined under the Revised Plan) will be transferred to a liquidating trust in accordance with the Revised Plan and the Company will be dissolved.

The Form 12b-25 filed by the Company on April 18, 2019 (the “Original 12b-25”) stated that the Company would not file an Annual Report on Form 10-K for the fiscal year ended February 2, 2019 or any quarterly reports on Form 10-Q for subsequent periods ended before confirmation of the Plan of Liquidation. However, because the Revised Plan has been confirmed but has not yet become effective, this Amendment No. 1 is being filed to clarify that (i) the Company will not file periodic reports for periods ended on or before the Effective Date, but (ii) until the Effective Date, the Company will continue to file Current Reports on Form 8-K containing (a) disclosure of all material events in the Chapter 11 Cases and any other information required by the instructions to Form 8-K and (b) as exhibits, the operating reports and any other documents that include unaudited financial information that are filed by the Company with the Bankruptcy Court.

Part IV (3) Explanation

This “Part IV (3) Explanation” supplements the Part IV (3) Explanation of the Original Form 12b-25 as follows:

The Company continues to file operating reports with the Bankruptcy Court and include them as exhibits to its Current Reports on Form 8-K. The period covered by each of these operating reports filed since the Original 12b-25 filing and the date of the Company’s corresponding Current Report on Form 8-K are listed below:

Period of Operating Report	Date of Form 8-K
March 3 – April 6, 2019	May 3, 2019
April 7 – May 4, 2019	June 17, 2019
May 5 – June 1, 2019	July 17, 2019
June 2 – July 6, 2019	September 30, 2019
July 7 – August 3, 2019	October 21, 2019
August 4 – August 31, 2019	October 21, 2019

Documents filed on the docket of and other information related to the Chapter 11 Cases are available free of charge online at https://restructuring.primeclerk.com/sears.

Cautionary Statement Regarding Forward-Looking Statements

Various statements in this Amendment No. 1 to Form 12b-25 or documents referred to herein, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended and/or the Private Securities Litigation Reform Act of 1995, as applicable. All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and other factors, which include the following: risks and uncertainties relating to the Chapter 11 Cases, including but not limited to risks relating to the Debtors’ ability to satisfy (or obtain waivers of) the conditions precedent to the Effective Date and the Debtors’ ability to pay the Administrative Expense Claims (as defined under the Revised Plan) (as they may be reduced under section 1129(a)(9) of the Bankruptcy Code and therefore whether and/or when the Effective Date will occur; with respect to distributions under the Revised Plan, (i) the Debtors’ ability to make such distributions (including the timing and amount of proceeds to be realized through (a) the monetization of certain non-litigation assets, (b) the assumption of 503(b)(9) claims by Transform Holdco LLC (“Transform”), an affiliate of ESL Investments, Inc. (“ESL”), which Transform is disputing, and (c) certain litigation assets, including preference actions, prepetition related party transaction claims against ESL and D&O insurance, and (ii) whether the actual amount of Allowed Claims (as defined under the Revised Plan) varies from the Debtors’ feasibility analysis and, if so, whether the variation is material; the Company’s ability to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 Cases, the effects of the Chapter 11 Cases on the Company and on the interests of various constituents, Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general, risks associated with third-party motions in the Chapter 11 Cases; risks related to the trading of the Company’s common stock and warrants on the OTC Pink Market, particularly because the Revised Plan states that the common stock and warrants will be cancelled on the Effective Date; risks relating to the Company’s ability to implement the Revised Plan; as well as other risk factors set forth in the Revised Plan included as part of Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 21, 2019. The Company therefore cautions readers against relying on these forward-looking statements. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.